SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, RJ, Brazil, April 18, 2005

Embratel Participações S.A. (Embratel Participações or the “Company” or “Embrapar”) holds 98.8 percent of Empresa Brasileira de Telecomunicações S.A. (“Embratel”).

(All financial figures are in Reais and based on consolidated financial statements of Embratel Participações S.A.)

Highlights

  Net revenues were R$1,896 million in the first quarter of 2005, increasing 2.0 percent compared with the fourth quarter of 2004. Compared with the first quarter of 2004, total revenues were basically similar.

  EBITDA reached R$465 million in the first quarter of 2005 increasing 37.9 percent quarter-over-quarter and 3.6 percent compared with the first quarter of 2004.

  Operating income was R$194 million at the end of March 2005, that represents an increase of 24.7 percent over last year’s first quarter.

  Net income was R$43 million in the first quarter of 2005 compared with a loss of R$213 million in the fourth quarter of 2004 and a net income of R$5 million in the first quarter of 2004.

  Net debt reached R$2,372 million on March 31, 2005 compared with R$2,598 million on December 31, 2004.

  The company is in the process of making a R$1.8 billion rights offering. At April 11, 2005, 46 percent of the shares available for subscription were subscribed.

Exhibit R$ million	1Q04	4Q04	1Q05	% Var YoY	% Var QoQ

Net revenues	1,892.7	1,858.5	1,896.3	0.2%	2.0%

EBITDA	448.4	336.9	464.6	3.6%	37.9%
Ebitda Margin	23.7%	18.1%	24.5%	0.8 pp	6.4 pp

Operating income (EBIT)	155.4	58.0	193.8	24.7%	234.4%
Ebit Margin	8.2%	3.1%	10.2%	2.0 pp	7.1 pp

Net income/(loss)	4.6	(213.1)	43.3	839.4%	nm

Earnings/(losses) per 1000 shares (R$)	0.01	(0.64)	0.13	838.6%	nm

End of period shares outstanding (1000)	332,847,011	332,964,465	333,123,837	0.1%	0.0%

Exhibit Embratel Participações SA Consolidated Income Statement - Corporate Law	Quarter ending

R$ million	Mar 31, 04	Dec 31, 04	Mar 31, 05

Revenues
Gross revenues	2,499.8	2,461.5	2,506.1
Taxes & other deductions	(607.1)	(603.0)	(609.8)
Net revenues	1,892.7	1,858.5	1,896.3
Net voice revenues	1,287.4	1,204.3	1,231.9
Domestic long distance	1,084.4	1,001.5	1,040.3
International long distance	203.0	202.8	191.5
Net data communications	415.0	437.4	447.3
Data & internet	383.6	387.4	398.0
Wholesale	31.4	50.0	49.3
Local services	136.5	152.7	149.3
Other services	53.7	64.1	67.8

Cost of services	(1,003.6)	(986.7)	(1,015.4)

Selling expenses	(216.2)	(249.3)	(226.2)

G&A expenses	(238.5)	(159.5)	(192.0)

Other operating income/(expense)	14.0	(126.1)	1.9
EBITDA	448.4	336.9	464.6
Operating income (EBIT)	155.4	58.0	193.8
Financial income, monetary and exchange variation	79.8	300.8	43.1

Financial expense, monetary and exchange variation	(201.9)	(593.7)	(146.8)

Other non-operating income/(expense)	(1.2)	(33.3)	1.8
Net income/(loss) before tax and minority interest	32.0	(268.2)	91.9

Net income/(loss)	4.6	(213.1)	43.3

Exhibit
Embratel Participações SA
Consolidated Balance Sheet - Corporate Law
R$ million	Mar 31,2004	Dec 31,2004	Mar 31,2005

Assets
Current Assets	3,593.0	2,860.5	3,123.7
Noncurrent Assets	1,535.2	1,553.1	1,565.2
Permanent Assets	7,177.2	6,666.6	6,618.7
Total Assets	12,305.3	11,080.2	11,307.6

Liabilities and Shareholders`s Equity
Current Liabilities	3,737.7	4,441.8	4,347.3
Non-current Liabilities	3,329.9	1,751.2	1,725.6
Deferred Income	133.0	144.1	141.5
Minority interest position	230.4	216.7	228.1
Shareholders' Equity	4,874.3	4,526.4	4,570.1
Advances for future capital increase	-	-	294.9
Total Liabilities and Shareholders' Equity	12,305.3	11,080.2	11,307.6

Total Revenues

In the first quarter of 2005, total net revenues were R$1,896 million, representing an increase of 2.0 percent compared with the fourth quarter of 2004. Compared with the first quarter of 2004, total revenues were basically similar.

Data Communications

Exhibit Thousands	1Q04	4Q04	1Q05	% Var YoY	% Var QoQ

64 Kbits Line Equivalents	685.7	1,000.8	1,118.4	63.1%	11.7%

In the first quarter of 2005, 118 thousand 64kbits line equivalents were added. At the end of March 2005, Embratel had more than 1.1 million 64kbit line equivalents providing data services to business customers. Year-over-year, 64kbit line equivalents in service increased 63.1 percent.

Exhibit R$ million	1Q04	4Q04	1Q05	% Var YoY	% Var QoQ

Net data communications	415.0	437.4	447.3	7.8%	2.3%

Embratel's data communications revenues were R$447 million in the first quarter of 2005, representing a 7.8 percent year-over-year increase. The increase is due to higher core data and Internet revenues, as well as wholesale revenues each contributing for approximately half of the growth year-over-year.

Long Distance Voice Services

Exhibit R$ million	1Q04	4Q04	1Q05	% Var YoY	% Var QoQ

Net voice revenues	1,287.4	1,204.3	1,231.9	-4.3%	2.3%
Domestic long distance	1,084.4	1,001.5	1,040.3	-4.1%	3.9%
International long distance	203.0	202.8	191.5	-5.6%	-5.5%

Exhibit						% Var	% Var
Minutes million	1Q04	2Q04	3Q04	4Q04	1Q05	YoY	QoQ

Net voice traffic	3,710.2	3,491.2	3,381.5	3,514.4	3,582.3	-3.4%	1.9%
Domestic long distance	3,331.8	3,116.0	2,959.5	2,966.1	2,987.3	-10.3%	0.7%
International long distance	378.4	375.2	422.0	548.3	594.9	57.2%	8.5%

Domestic Long Distance

In the first quarter of 2005, domestic long distance traffic totaled 2,987 million minutes increasing 0.7 percent compared with the fourth quarter of 2004 which is seasonally the strongest quarter of the year.

Domestic long distance revenues were R$1,040 million, an increase of 3.9 percent compared with the fourth quarter of 2004. During the quarter the company carried out promotions and regionally targeted campaigns in order to stimulate usage of the 21 access code. Mobile revenues continued to grow and represent a larger portion of the company’s long distance revenue composition.

International Long Distance

International long distance traffic totaled 595 million minutes, a 57.2 percent increase compared with same period last year and a 8.5 percent sequential improvement. This increase is mainly related to higher inbound traffic resulting from the carrier agreements negotiated in the fourth quarter of 2004.

International long distance revenues were R$192 million in the first quarter of 2005. Year-over-year, international long distance revenues declined 5.6 percent due to lower rates. The growth in inbound revenues partially offset the decline in outbound revenues.

Local Revenue

Exhibit R$ million	1Q04	4Q04	1Q05	% Var YoY	% Var QoQ

Local Services	136.5	152.7	149.3	9.4%	-2.2%

In the first quarter of 2005, Embratel’s corporate customer business revenue and traffic continued to grow. Sales of local voice services to corporate customers were strong and we expect these sales to further contribute to revenues as services are installed. Embratel has been investing to increase access to customers.

At the same time, the company continued its efforts to improve customer base quality at the residential market which resulted in a slowdown in sales and traffic. The plan for the residential market is to grow the customer base using capacity that is available in the wireless local loop network targeting market niches where the product has highest appeal.

Embratel’s first quarter local revenues were R$149 million which compared with the first quarter of 2004 represented local revenue growth of 9.4 percent.

Cost and Expenses

Exhibit R$ million	1Q04	4Q04	1Q05	% Var YoY	% Var QoQ

Net revenues	1,892.7	1,858.5	1,896.3	0.2%	2.0%

Costs and Expenses
Interconnection & facilities	(842.8)	(849.3)	(867.5)	2.9%	2.1%
Other cost of service	(160.8)	(137.4)	(147.9)	-8.0%	7.6%
Selling expenses	(216.2)	(249.3)	(226.2)	4.7%	-9.2%
G&A expenses	(238.5)	(159.5)	(192.0)	-19.5%	20.4%
Other operating income/(expense)	14.0	(126.1)	1.9	-86.8%	nm

EBITDA	448.4	336.9	464.6	3.6%	37.9%
Ebitda Margin	23.7%	18.1%	24.5%	0.8 pp	6.4 pp
Depreciation and amortization	(293.0)	(278.9)	(270.8)	-7.6%	-2.9%
Operating income (EBIT)	155.4	58.0	193.8	24.7%	234.4%

Financial income, monetary and exchange variation	79.8	300.8	43.1	-46.1%	-85.7%
Financial expense, monetary and exchange variation	(201.9)	(593.7)	(146.8)	-27.3%	-75.3%
Other non-operating income/(expense)	(1.2)	(33.3)	1.8	nm	nm
Net income/(loss)	4.6	(213.1)	43.3	839.4%	nm

Interconnection costs rose to R$868 million in the first quarter of 2005 due to the increase in mobile traffic.

Other Cost of Services were to R$ 148 million in the first quarter of 2005 declining 8.0 percent year-over year. This decline is mainly associated with the reduction of costs of the company’s wireless local loop (WLL) operation.

Selling expenses were R$226 million in the first quarter of 2005 an annual increase of 4.7 percent. This increase is mainly explained by an increase in allowance for doubtful accounts which is consistent with Embratel bad debt provisioning policy. The allowance for doubtful accounts was partially compensated by a decline in third party services.

General & Administrative expenses were R$192 million and declined 19.5 percent when compared with the first quarter of 2004 mainly due to reductions in third party expenses associated with less use of consultants, the ongoing revision of third party contracts and a decrease in personnel expenses. Quarter-over-quarter expenses related to personnel rose due to the provision for employee profit sharing.

EBITDA, EBIT and Net Income

A slight increase in revenues due to data and local, along with better cost control, produced a year-over-year EBITDA growth of 3.6 percent. EBITDA reached R$465 million in the first quarter of 2005 compared with R$448 million in the first quarter of 2004. Accordingly, the EBITDA margin was 24.5 percent in the first quarter of 2005 compared with 23.7 percent the same quarter of last year.

As a result of a better EBITDA performance and lower depreciation, operating income (EBIT) rose 24.7 percent in the first quarter of 2005 compared with the first quarter of the prior year. Operating income (EBIT) reached R$194 million compared with R$155 million in the same prior year quarter. Operating margin was 2.2 percentage points better than last’s year reaching 10.2 percent.

Financial expenses, including monetary variation, fell 27.3 percent year-over year in the first quarter of 2005. Part of this decline was the result of less interest paid due to the company’s efforts to reduce the cost of debt.

Net income rose to R$43 million in the first quarter of 2005 compared with R$5 million in the first quarter of 2004.

Financial Position

Cash position at March 31, 2005 was R$931 million. Embrapar ended the quarter with a total outstanding debt of R$3.3 billion and net debt of R$2.4 billion. Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$2.0 billion.

Exhibit	Dec 31, 2004				Mar 31, 2005

Embratel Participações SA	Amounts in		Average Cost	Maturity	Amounts in		Average Cost	Maturity
	R$ million	%	of Debt		R$ million	%	of Debt

Hedged and reais short term debt	1,524.9	72.6%	97,67% CDI	up to 1,0 year	1,414.3	70.7%	98,14% CDI	up to 1,0 year
Unhedged short term debt	574.3	27.4%	US$ + 3,24%	up to 1,0 year	586.4	29.3%	US$ + 2,93%	up to 1,0 year
Total short term debt	2,099.2	61.2%			2,000.7	60.6%

Hedged and reais long term debt	330.7	24.9%	70,95% CDI	up to 5,7 years	299.1	23.0%	71,10% CDI	up to 4,8 years
Unhedged long term debt	999.9	75.1%	US$ + 9,37%	up to 9,0 years	1,003.0	77.0%	US$ + 9,65%	up to 8,7 years
Total long term debt	1,330.6	38.8%			1,302.1	39.4%

Hedged and reais total debt	1,855.5	54.1%	92,91% CDI	up to 5,7 years	1,713.4	51.9%	93,42% CDI	up to 4,8 years
Unhedged total debt	1,574.3	45.9%	US$ + 7,13%	up to 9,0 years	1,589.3	48.1%	US$ + 7,17%	up to 8,7 years
Total debt	3,429.8	100.0%	US$ + 4,28%	up to 9,0 years	3,302.8	100.0%	US$ + 5,08%	up to 8,7 years

Capex

Total capital expenditures in the first quarter of 2005 were R$217 million. The breakdown is as follows: local infrastructure, access and services– 28.3 percent; data and Internet services – 22.9 percent; network infrastructure – 2.2 percent, others – 19.0 percent and Star One – 27.6 percent.

Capital Increase

On February 3, Embrapar’s board of directors approved a capital increase of R$1.8 billion representing an issuance of 266,248,325,303 preferred shares and 157,658,651,441 ordinary shares. A total of 194.943.245.280 shares were subscribed during the initial period (143.802.116.431 ordinary and 51.141.128.849 preferred). Shares available for the first leftover round which ends on April 19, 2005 are 13.856.535.010 ordinary and 215.107.196.454 preferred shares corresponding to 54 percent (8.8 percent of the ordinary and 80.8 percent of preferred) of the total amount of the proposed capital increase.

The purpose of the capital increase is to strengthen the financial position of Embrapar and its subsidiaries in view of their funding requirements over the medium term. These include repaying maturing debt – including 35 percent of the US$275 million Guaranteed Notes, prepaying some higher-cost debt, and funding capital expenditures. A stronger balance sheet will also position Embratel to compete more effectively and to meet challenges and opportunities as they arise.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is well positioned to be the country's only true national, local service provider for corporates. Service offerings: include telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

- - x - -

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###
(Exhibits: - Income Statement, - Balance Sheet, - Cash Flow Statement)

Exhibit Embratel Participações SA Consolidated Income Statement - Corporate Law	Quarter ending						%

R$ millions	Mar 31,04%		Dec 31,04%		Mar 31,05%		YoY	QoQ

Revenues
Gross revenues	2,499.8		2,461.5		2,506.1		0.3%	1.8%
Taxes & other deductions	(607.1)		(603.0)		(609.8)		0.4%	1.1%
Net revenues	1,892.7	100.0%	1,858.5	100.0%	1,896.3	100.0%	0.2%	2.0%
Net voice revenues	1,287.4	68.0%	1,204.3	64.8%	1,231.9	65.0%	-4.3%	2.3%
Domestic long distance	1,084.4	57.3%	1,001.5	53.9%	1,040.3	54.9%	-4.1%	3.9%
International long distance	203.0	10.7%	202.8	10.9%	191.5	10.1%	-5.6%	-5.5%
Net data communications	415.0	21.9%	437.4	23.5%	447.3	23.6%	7.8%	2.3%
Data & internet	383.6	20.3%	387.4	20.8%	398.0	21.0%	3.8%	2.7%
Wholesale	31.4	1.7%	50.0	2.7%	49.3	2.6%	56.9%	-1.4%
Local services	136.5	7.2%	152.7	8.2%	149.3	7.9%	9.4%	-2.2%
Other services	53.7	2.8%	64.1	3.4%	67.8	3.6%	26.2%	5.9%

Net revenues	1,892.7	100.0%	1,858.5	100.0%	1,896.3	100.0%	0.2%	2.0%
Cost of services	(1,003.6)	-53.0%	(986.7)	-53.1%	(1,015.4)	-53.5%	1.2%	2.9%

Interconnection & facilities	(842.8)	-44.5%	(849.3)	-45.7%	(867.5)	-45.7%	2.9%	2.1%
Personnel	(60.0)	-3.2%	(61.1)	-3.3%	(59.4)	-3.1%	-1.1%	-2.8%
Third-party services	(53.9)	-2.8%	(57.1)	-3.1%	(59.9)	-3.2%	11.2%	4.9%
Other	(46.9)	-2.5%	(19.2)	-1.0%	(28.6)	-1.5%	-39.0%	49.0%
Selling expenses	(216.2)	-11.4%	(249.3)	-13.4%	(226.2)	-11.9%	4.7%	-9.2%

Personnel	(63.9)	-3.4%	(72.5)	-3.9%	(66.2)	-3.5%	3.7%	-8.6%
Third-party services	(55.6)	-2.9%	(80.2)	-4.3%	(44.1)	-2.3%	-20.7%	-45.1%
Allowance for doubtful accounts	(93.9)	-5.0%	(95.2)	-5.1%	(114.9)	-6.1%	22.4%	20.6%
Other	(2.8)	-0.1%	(1.3)	-0.1%	(1.0)	-0.1%	-63.9%	-23.7%
G&A expenses	(238.5)	-12.6%	(159.5)	-8.6%	(192.0)	-10.1%	-19.5%	20.4%

Personnel	(44.2)	-2.3%	(31.3)	-1.7%	(33.3)	-1.8%	-24.7%	6.5%
Employee profit sharing	(12.6)	-0.7%	(0.4)	0.0%	(14.4)	-0.8%	13.8%	3589.0%
Third-party services	(150.4)	-7.9%	(110.0)	-5.9%	(106.3)	-5.6%	-29.4%	-3.4%
Taxes	(16.1)	-0.9%	3.6	0.2%	(28.8)	-1.5%	78.7%	nm
Other	(15.1)	-0.8%	(21.4)	-1.2%	(9.2)	-0.5%	-39.2%	-57.2%
Other operating income/(expense)	14.0	0.7%	(126.1)	-6.8%	1.9	0.1%	-86.8%	nm
EBITDA	448.4	23.7%	336.9	18.1%	464.6	24.5%	3.6%	37.9%
Depreciation and amortization	(293.0)	-15.5%	(278.9)	-15.0%	(270.8)	-14.3%	-7.6%	-2.9%
Operating income (EBIT)	155.4	8.2%	58.0	3.1%	193.8	10.2%	24.7%	234.4%
Financial income, monetary and exchange variation	79.8	4.2%	300.8	16.2%	43.1	2.3%	-46.1%	-85.7%

Financial income	75.6	4.0%	60.5	3.3%	39.1	2.1%	-48.3%	-35.4%
Monetary and exchange variation (income)	4.2	0.2%	240.3	12.9%	4.0	0.2%	-6.7%	-98.4%
Financial expense, monetary and exchange variation	(201.9)	-10.7%	(593.7)	-31.9%	(146.8)	-7.7%	-27.3%	-75.3%

Financial expense	(143.8)	-7.6%	(152.0)	-8.2%	(118.9)	-6.3%	-17.3%	-21.8%
Monetary and exchange variation (expense)	(58.1)	-3.1%	(441.7)	-23.8%	(27.9)	-1.5%	-52.1%	-93.7%
Other non-operating income/(expense)	(1.2)	-0.1%	(33.3)	-1.8%	1.8	0.1%	nm	nm
Net income/(loss) before tax and minority interest	32.0	1.7%	(268.2)	-14.4%	91.9	4.8%	186.8%	nm

Income tax and social contribution	(19.5)	-1.0%	67.6	3.6%	(37.2)	-2.0%	91.2%	nm
Minority interest	(8.0)	-0.4%	(12.5)	-0.7%	(11.4)	-0.6%	43.0%	-8.7%
Net income/(loss)	4.6	0.2%	(213.1)	-11.5%	43.3	2.3%	839.4%	nm

End of period shares outstanding (Billions)	332.8		333.0		333.1
Earnings/(losses) per 1000 shares (R$)	0.01		(0.64)		0.13

Exhibit Embratel Participações SA Consolidated Balance Sheet - Corporate Law R$ millions	Mar 31, 2004	Dec 31, 2004	Mar 31, 2005

Assets
Cash and cash equivalents	1,076.1	832.0	930.7
Account receivables, net	1,694.3	1,428.1	1,605.5
Deferred and recoverable taxes (current)	539.6	387.6	333.0
Inventories	8.7	48.4	49.0
Other current assets	274.2	164.4	205.4
Current Assets	3,593.0	2,860.5	3,123.7
Deferred and recoverable taxes	1,083.9	1,306.3	1,315.7
Legal deposits	405.6	209.5	214.5
Other non-current assets	45.7	37.3	35.1
Noncurrent Assets	1,535.2	1,553.1	1,565.2
Investments	41.0	1.6	0.7
Net property, plant & equipment	7,033.8	6,572.6	6,529.6
Deferred fixed assets	102.4	92.4	88.4
Permanent Assets	7,177.2	6,666.6	6,618.7
Total Assets	12,305.3	11,080.2	11,307.6

Liabilities and Shareholders`s Equity
Short term debt and current portion of long term debt	1,175.2	2,099.2	2,000.7
Accounts payable and accrued expenses	1,728.3	1,161.2	1,086.4
Taxes and contributions (current)	396.9	432.2	533.1
Dividends and interest on capital payable	11.7	12.4	12.3
Proposed dividends and interest on capital	0.7	23.2	23.2
Personnel, charges and social benefits	89.4	73.8	72.2
Employee profit sharing provision	38.4	33.2	47.4
Provision for contingencies	77.7	477.3	460.2
Actuarial liabilities - Telos (current)	66.5	68.3	66.7
Subsidiaries and associated companies	4.7	-	0.1
Other current liabilities	148.1	61.0	44.9
Current Liabilities	3,737.7	4,441.8	4,347.3
Long term debt	2,950.6	1,330.6	1,302.1
Actuarial liabilities - Telos	317.2	370.8	373.8
Taxes and contributions	52.0	48.9	48.9
Other non-current liabilities	10.1	0.9	0.9
Non-current Liabilities	3,329.9	1,751.2	1,725.6
Deferred Income	133.0	144.1	141.5
Minority interest position	230.4	216.7	228.1
Paid-in capital	2,273.9	2,273.9	2,273.9
Income reserves	2,620.0	2,268.7	2,268.7
Treasury stock	(21.7)	(16.2)	(14.3)
Retained earnings	2.2	-	41.9
Shareholders' Equity	4,874.3	4,526.4	4,570.1
Advances for future capital increase	-	-	294.9
Total Liabilities and Shareholders' Equity	12,305.3	11,080.2	11,307.6

Total borrowed funds	4,125.9	3,429.8	3,302.8
Net debt	3,049.8	2,597.8	2,372.1
Net debt / Shareholder`s Equity	0.63	0.57	0.52

Total Debt / Trailing Ebitda (last 4 quarters)	2.2	2.5	2.4
Net Debt / Trailing Ebitda (last 4 quarters)	1.7	1.9	1.7
Trailing Ebitda / Financial expense (Does not include monetary and exchange variation)	3.4	2.3	2.5
Trailing Ebitda / Net financial expense (including monetary and exchange variation)	7.3	2.2	2.3

Exhibit Embratel Participações SA Consolidated Statement of Cash Flow - Corporate Law R$ millions	1Q04	1Q05

Cash provided by operating activities
Net income/(loss) - cash flow	4.6	43.3
Depreciation/Amortization	293.0	270.8
Exchange and Monetary (Gains)/Losses	27.8	4.1
Swap Hedge Effects	20.2	18.5
Minority Interest - cash flow	8.0	11.4
Loss/(Gain) on permanent asset disposal	10.5	0.4
Other operating activities	(8.1)	(5.8)
Changes in current and noncurrent assets and liabilities	(113.8)	(113.2)
Net cash provided by operating activities	242.2	229.5

Cash flow from investing activities
Additions to investments/Goodwill	(0.8)	-
Additions to property, plant and equipment	(133.8)	(217.5)
Deferred fixed assets - cash flow	(100.4)	-
Net cash used in investing activities	(235.0)	(217.5)

Cash flow from financing activities
Loans obtained and repaid	(495.7)	(167.7)
Swap Hedge Settlement	(47.7)	(41.0)
Dividends Paid	(101.9)	(0.0)
Advances for future capital increase	-	294.9
Other financing activities	(5.3)	0.4
Net cash used in financing activities	(650.6)	86.6

Increase in cash and cash equivalents	(643.4)	98.7
Cash and cash equivalents at beginning of period	1,719.5	832.0

Cash and cash equivalents at end of period	1,076.1	930.7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.